DIGITAL MEDIA SOLUTIONS, INC.

4800 140TH AVENUE N., SUITE 101

CLEARWATER, FLORIDA 33762

VIA EDGAR

August 5, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Re: Digital Media Solutions, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-240278

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digital Media Solutions, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 7, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Katherine Ashley, of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Company, at (202) 371-7706, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ryan Foster

General Counsel, Executive Vice President

of Compliance and Secretary